UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on March 8, 2024

Minutes No. 391: In the City of Buenos Aires, on March 8, 2024, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO, Ignacio VILLAMIL, Martín LHEZ, Mario ELIZALDE and Jorge Eduardo VILLEGAS. Also present are Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 4 p.m. and the (...) seventh point in the Agenda is open for discussion: 7) CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL BALANCE SHEET, INDIVIDUAL CASH FLOW STATEMENT, NOTES TO INDIVIDUAL FINANCIAL STATEMENTS AND BRIEF FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023. Mr. Miguel DODERO takes the floor and informs that the Board of Directors must consider and approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Notes to the Consolidated Financial Statements, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, Notes to the Financial Statements and the Brief for the fiscal year ended December 31, 2023. Such documentation was previously known by the Board of Directors.After acknowledging the Statutory Audit Committee report and the Certifying Accountant’s report, and after a short debate, the Board of Directors unanimously approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Shareholder’s Equity, the Consolidated Cash Flow Statement, the Notes to Financial Statements and their Exhibits, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, Notes to Financial Statements and the Brief for such fiscal year.(…) There being no further business to transact, the meeting is adjourned at 5.30 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 11, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

3